FOIA Confidential Treatment Request by Caesars Entertainment Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)

Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

June 26, 2015

Ms. Jaime John
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	Caesars Entertainment Corp.
Annual Report on Form 10-K for the year ended December 31, 2014
Filed March 16, 2015
Quarterly Report on Form 10-Q for the quarter ended March 31, 2015
Filed May 11, 2015
File No. 001-10410
Dear Ms. John:
This is in response to the Staff’s letter dated June 10, 2015, regarding Caesars’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2015. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment.
Due to the commercially sensitive nature of certain information contained herein, this response letter includes a request for confidential treatment of the portions of this letter bracketed with asterisks below pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”).
In accordance with Rule 83, CEC requests confidential treatment of the bracketed portions (the “Confidential Material”) of this response letter. Please inform the following person of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83:
Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109
Attn: General Counsel
Telephone: (702) 407-6000
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Confidential Treatment Requested by Caesars Entertainment Corporation

Item 1. Unaudited Financial Statements
Note 4 – Deconsolidation of Caesars Entertainment Operating Company, page 11

1.	We note your response to prior comments 1 and 2. Please describe to us in detail the consideration you gave to ASC 360-20 in your conclusion to deconsolidate CEOC.
Response:
First, we assessed whether CEC should consider CEOC as in-substance real estate within the scope of ASC 360-20 or whether the deconsolidation guidance in ASC 810 should be applied. We concluded the appropriate guidance for CEC to consider is ASC 810 because we determined that CEOC is not “in-substance real estate.” There is significant judgment involved in determining whether an entity would fall under the scope of ASC 810 or under ASC 360-20 real estate guidance that governs sales or de-recognition of real estate.
Our assessment of whether CEOC qualified as in-substance real estate included both quantitative and qualitative factors, including the following:
The composition of its assets. CEOC’s intangible assets consist of customer relationships, contract rights, technology, gaming rights and trademarks. These assets are maintained and managed separately from real property.

•
We considered the estimated fair value of land and buildings as a percent of the estimated fair value of total assets for the most recently completed reporting period. For the numerator, we included (1) land and improvements, (2) buildings, riverboats and improvements and (3) CIP. For the denominator, we included (1) current assets other than cash, (2) PP&E, net, (3) intangibles, net other than goodwill and (4) investments in non-consolidated affiliates. Assets associated with intangible assets (consisting primarily of customer relationships, contract rights, gaming rights and trademarks) were not included in the numerator as they are not real estate.

Our estimate of the fair value of real estate assets was approximately $5.6 billion. The estimated fair value of intangible assets other than goodwill was approximately $4.8 billion. All other assets had carrying values which approximate fair value. Thus the estimated fair value of total assets was approximately $11.2 billion and the percentage of the fair value of real estate assets was approximately 58% of the fair value of total assets. We believe an indicator of an in-substance real estate entity is when real estate assets constitute over 90% of total assets on a fair value basis, well in excess of the 58% held by CEOC.
The composition of its revenues. CEOC offers many services beyond the operation of its own casino hotels and other properties, including gaming, food and beverage, entertainment, luxury services, marketing and sales, managing other non-owned properties under management agreements, and licensing of the Caesars trade names and brands it owns. Revenue generated from real estate activities such as rooms revenue or property leasing at CEOC represented under 10% of total revenue for the year ended December 31, 2014.
The purpose and nature of the entity. CEOC generates significant revenues from non-real estate activities. CEOC owns and/or operates dozens of casinos throughout the United States and internationally. The vast majority of CEOC’s facilities include gaming offerings, food and beverage outlets, hotel and/or convention space, and non-gaming entertainment options.

Confidential Treatment Requested by Caesars Entertainment Corporation

2.
Further, please provide additional details regarding your conclusion to account for your investment in CEOC under the cost method versus under the equity method. In this regard, we note your disclosure on page 11 that CEOC will continue to operate the business as "debtors-in-possession."

Response:
Immediately subsequent to the deconsolidation of CEOC pursuant to ASC 810, we further assessed the accounting for our investment in CEOC under the cost or equity method. Pursuant to ASC 323-10, this assessment focused on whether CEC had significant influence over the operating and financial policies of CEOC, and thus, would account for the investment as an equity method investment. We considered a number of factors, including the following:

•	Representation on the board of directors

•	Participation in policy-making processes

•	Capitalization of CEOC and ownership percentage

•	Material intra-entity transactions

•	Interchange of managerial personnel

•	Other specific factors associated with bankruptcy
Representation on the Board of Directors. CEOC established a board of directors and added two independent directors. The CEOC board then delegated certain key decision-making authority to the following committees:
Governance Committee. The Governance Committee, formed in July 2014, is comprised solely of the independent directors and is responsible for approving transactions between CEOC and related parties, including CEC.
Restructuring Committee. The Restructuring Committee is comprised of three board members, two of which are independent, and is responsible for overseeing CEOC’s activities in its Chapter 11 case.
As a result, the independent board members dominate decision making regarding the bankruptcy and related party matters. The role of the CEOC board has also been impacted by the bankruptcy proceedings since critical decisions are subject to the overall jurisdiction of the Bankruptcy Court. In addition, CEOC’s executive leadership is comprised of an independent CEO, CFO and General Counsel who are separately compensated by and employed by CEOC directly, and not by CEC.
Participation in policy-making processes. The Bankruptcy Court established the Creditors Committee to represent the rights of the creditors for the purposes of achieving the maximum recovery for the creditors during the bankruptcy proceedings. Decisions made by the Court are made with the goal of maximizing the returns (and minimizing the losses) to creditors. Through the Creditors Committees, creditors have the right to object to recommendations presented by CEOC’s Management or the Board if the creditor group deems it appropriate.
Capitalization of CEOC and ownership percentage. As we have previously disclosed, CEOC is a highly-leveraged company. The relative capitalization of CEOC is heavily weighted towards debt financing. At December 31, 2014, the face value of CEOC’s debt was $18.4 billion.

Confidential Treatment Requested by Caesars Entertainment Corporation

Comparatively, at May 5, 2014, we sold 68.1 (68,100 on a post-split basis) of our shares of CEOC’s unregistered common stock to certain qualified institutional buyers for an aggregate purchase price of $6.2 million, which represented 5% of our ownership interest in CEOC. From this, one would impute an overall equity value totaling $124 million; however due to the bankruptcy filing, this equity value has become nominal. Accordingly, we concluded it was not the equity holders who hold significant influence over CEOC, but rather the creditors in bankruptcy.
We acknowledge that an ownership percentage of 20% is a strong indicator that significant influence is achieved, and that we held at the date of CEOC’s bankruptcy filing approximately 89% of its common stock; however, for reasons discussed above as well those included in “Other specific control factors associated with bankruptcy” below, we concluded that the predominant evidence indicates that CEC does not have significant influence over CEOC as the equity holder rights have become subordinated to that of the debt holders.
Material intra-entity transactions. CEC does not have any obligation to fund losses incurred by CEOC or invest additional funds in CEOC if CEOC incurs losses. Additionally, CEC is not receiving any financial benefit from CEOC during the bankruptcy, as all earnings and cash flows are retained by CEOC. Intercompany transactions primarily include those with CES, our consolidated subsidiary, under a separate services agreement. These transactions are settled in cash with no profit or loss.
Interchange of managerial personnel. As noted above, CEOC has established a management team separate from that of CEC.
Other specific factors associated with bankruptcy. We specifically assessed the following factors as being most relevant to the conclusion that CEC does not have significant influence and therefore the cost method of accounting was and continues to be appropriate upon deconsolidation:

•
CEC, the parent, is not operating CEOC as debtor-in-possession as the CEC Board has ceded its authority to the Bankruptcy Court and CEC management cannot carry on activities necessary for the ordinary course of business without court approval. As “debtors-in-possession,” CEOC still manages day-to-day operations, but does not have discretion to make significant capital or operating budgetary changes or decisions, purchase or sell significant assets, or approve management or employee compensation arrangements. Because CEOC is in bankruptcy, such decisions are subject to review by the Creditors Committees and the Court.

•
The current restructuring and support agreement (which has not been affirmed) indicates that all of CEOC’s creditors and other beneficiaries are unlikely to be made whole in the bankruptcy proceeding as a result of the limited available capital and the competing interests and relative priorities of the secured and unsecured creditors.

•	Current facts indicate that CEOC will be in bankruptcy for more than a relatively short period of time.

•
As described in Note 4 to our Quarterly Report on Form 10-Q, the bankruptcy filing is being used by CEOC as a broad financial restructuring to reduce its financial leverage. CEC as parent company is not using the bankruptcy proceedings to accomplish narrow objectives.

Confidential Treatment Requested by Caesars Entertainment Corporation

Note 9 - Goodwill and Other Intangible Assets, page 16

3.
We note in your response to prior comment 5 that CEOC debt does not relate to the operations of the individual reporting units (i.e., the properties). Please confirm whether the outstanding CEOC debt includes any mortgages on the properties.

Response:
Substantially all of the assets of CEOC serve as security under the Credit Facilities. Accordingly, the debt under which the CEOC properties serve as collateral is not divisible by property and is not specific to individual properties. The debt is held at the CEOC corporate entity level and is not comprised of mortgages specific to individual properties that would require allocation to individual reporting units.
Note 11 – Contractual Commitments and Contingent Liabilities
Guarantee of Collection of CEOC Term Loans, page 18

4.
We note in your response to prior comment 2 that you refer to your accounting treatment for the CEC Collection Guarantee. Please provide us with a more detailed analysis of your accounting treatment for this guarantee under ASC 460.

Rule 83 confidential treatment request made by Caesars Entertainment Corporation; request 1.
Response:
[***]
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 33

5.	We note your response to prior comment 7. Please clarify to us whether you intend to include this information in future disclosure.
Response:
We respectfully advise the Staff that we will include in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, the following disclosure:
As of [period end date], we had $956 million in total book value of goodwill associated with reporting units that have had recent impairments relative to goodwill. Consequently, goodwill at these reporting units have no margin; as such, these reporting units are at risk of partial or total impairment should we experience minor adverse changes in our significant assumptions used in our impairment analyses.
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Confidential Treatment Requested by Caesars Entertainment Corporation

In connection with responding to the Commission’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that we have addressed your comments on our 2015 Q1 Form 10-Q. We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review. If you have any questions, please contact me or Eric Hession, Executive Vice President, Chief Financial Officer at (702) 407-6000.
Very Truly Yours,
/s/ Keith A. Causey
Keith A. Causey
Senior Vice President and
Chief Accounting Officer

cc:	William Demarest
Jerard Gibson
Scott Wiegand

Confidential Treatment Requested by Caesars Entertainment Corporation